Exhibit 99.1

Statement on Patent Infringement Lawsuit in Germany

BioNTech values and respects valid intellectual property rights. BioNTech's work is original, and we will vigorously defend it against all allegations of patent infringement. However, we are aware that it is not unusual that other companies in the pharmaceutical industry, having witnessed the success of COMIRNATY®, are now suggesting that the vaccine potentially infringes their intellectual property rights.

Indeed, in 2020, BioNTech was able to rapidly and successfully create COMIRNATY®, the world’s first approved COVID-19 vaccine, which was a remarkable achievement by our co-founders and their teams. BioNTech’s innovations have enabled vaccination of more than one billion people worldwide, have prevented millions of severe disease cases, hospitalizations, and deaths, have through manufacturing innovations provided a path to potential local manufacturing of mRNA vaccines including COMIRNATY® in Africa, and have made COMIRNATY® one of the most successful drug launches in the history of medicine.

About BioNTech
Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma, and Pfizer. For more information, please visit www.BioNTech.de.

Forward-looking Statements
This statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, direct or indirect statements concerning: BioNTech’s protection of its rights to the intellectual property comprising COMIRNATY®; and its exposure to intellectual property challenges and litigation. Any forward-looking statements on this statement are based on BioNTech’s current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements.

For a discussion of these and other risks and uncertainties, see BioNTech’s Annual Report on Form 20-F for the Year Ended December 31, 2021, filed with the SEC on March 30, 2022, which is available on the SEC’s website at www.sec.gov. All information on this statement is as of 5 July 2022, and BioNTech undertakes no duty to update this information unless required by law.

CONTACTS

BioNTech:

Media Relations
Jasmina Alatovic
+49 (0)6131 9084 1513
Media@biontech.de

Investor Relations
Sylke Maas, Ph.D.
+49 (0)6131 9084 1074
Investors@biontech.de

2